Signed and page numbered in accordance with Rule 0-3(b). Page 1 of 11.
                    The Exhibit Index can be found on Page 8.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ____________)

                            AW Computer Systems, Inc.
                                (Name of Issuer)

                              Class A Common Shares
                              ---------------------
                         (Title of Class of Securities)

                                    002448108
                                    ---------
                                 (CUSIP Number)

                               Charles J. McMullin
            c/o AW Computer Systems, Inc., 9000A Commerce Parkway,
                       Mt. Laurel, NJ 08054 609-234-3939
                       ---------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 7, 1997
                                 -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Signed and page numbered in accordance with Rule 0-3(b). Page 2 of 11.


CUSIP NO. 002448108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         Charles F. Trapp

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  [   ](a)
                                                            [   ](b)

3.       SEC USE ONLY:

4.       SOURCE OF FUNDS:
         OO, SC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         USA

                                         7.       SOLE VOTING POWER:

                                                       1,220,000
              NUMBER OF
                SHARES                   8.      SHARED VOTING POWER:
             BENEFICIALLY
               OWNED BY                                   None
                 EACH
              REPORTING                  9.      SOLE DISPOSITIVE POWER
                PERSON
                 WITH                                   1,220,000

                                        10.      SHARED DISPOSITIVE POWER

                                                          None

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,220,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         [   ]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT OF ROW (11):
         15.4%

14.      TYPE OF REPORTING PERSON:
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     Signed and page numbered in accordance with Rule 0-3(b). Page 3 of 11.


Item 1.  Security and Issuer.

         This Schedule 13D relates to the Class A Common Shares, $.01 par value (the "Common Shares"), of AW Computer Systems, Inc. (the "Issuer"), a New Jersey corporation whose principal executive offices are located at 9000A Commerce Parkway, Mount Laurel, New Jersey 08054.

Item 2.  Identity and Background.

         The information required by this Item 2 is as follows:

         (a)      Name - Charles F. Trapp
         (b)      Residence or Business Address-9000A Commerce Parkway
                                                Mount Laurel, New Jersey 08054

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:
                  (i)      Vice President, Finance
                  (ii)     Issuer
                  (iii) development of custom-designed, high-performance, computer-based systems to upgrade point-of-sale operations of retailers
                  (iv)     9000A Commerce Parkway
                           Mount Laurel, New Jersey 08054

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case -- None.

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order -- None.

         (f)      Citizenship -- United States of America

     Signed and page numbered in accordance with Rule 0-3(b). Page 4 of 11.

Item 3.  Source and Amount of Funds or Other Consideration.

         The following table sets forth the sources and amount of funds or other consideration used to pay for the Common Shares and options to purchase Common Shares listed below:

                Securities                                            Purchase
                Purchased             Date of                         Price or
              (e.g. Shares,          Purchase        Number of          Other           Source
            Options, Warrants)       or Grant       Securities      Consideration       of Funds
          Common Shares              09/20/96        60,000         $60,000          Company Loan(1)

          Options                    09/20/96        60,000         Service as an    Not Applicable
                                                                    Officer(2)

          Options                    04/07/97        1,100,000      Service as an    Not Applicable
                                                                     Officer(3)
          -----------------------

         (1) Mr. Trapp acquired 60,000 common shares at $1.00 per share in a private placement dated September 20, 1996 with a note to the Company for $60,000 secured by the shares bearing an annual interest rate of 6.1% and maturing October 1, 1999. As of April 7, 1997, $40,000 remained outstanding under this note.

         (2) In accordance with the Issuer's October 1992 Stock Option and Grant Plan; the exercise price is $1.00 per share.

         (3)      The exercise price is $0.65 per share.


     Signed and page numbered in accordance with Rule 0-3(b). Page 5 of 11.

Item 4.  Purpose of Transaction.

         The Common Shares and options to purchase Common Shares have been acquired by Mr. Trapp solely as a passive investment. Mr. Trapp may acquire additional securities of the Issuer if further securities can be acquired upon terms satisfactory to Mr. Trapp, if additional capital may be required by the Issuer or as compensation for his services as an officer or director. Except for the foregoing, Mr. Trapp has no plans or proposals which would result in any of the following:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f)      Any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

     Signed and page numbered in accordance with Rule 0-3(b). Page 6 of 11.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Trapp beneficially owns an aggregate of 1,220,000 Common Shares, or 15.4% of the outstanding Common Shares as of April 14, 1997, including 1,160,000 Common Shares which Mr. Trapp has the right to acquire within 60 days pursuant to options.

         (b) Mr. Trapp has the sole power to vote or to direct the vote of 60,000 Common Shares. The 1,160,000 Common Shares held subject to options, do not carry any voting rights unless and until such options are exercised. Mr. Trapp has sole power to dispose or to direct the disposition of 60,000 Common Shares and options and to purchase 1,160,000 Common Shares.

         (c) On April 7, 1997, Mr. Trapp received a grant of options to purchase 1,100,000 Common Shares, at an exercise price of $0.65 per share, with a term of five years from the date of grant. The options were granted by the Issuer as compensation for his services as an officer.

                  The only transaction involving Common Shares effected by Mr. Trapp during the past 60 days is the one reflected above.

         (d)      Not Applicable.

         (e)      Not Applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

         None.


Item 7.  Material to be Filed as Exhibits.

         1. Promissory Note dated September 20, 1996 in the principal amount of $60.000.

     Signed and page numbered in accordance with Rule 0-3(b). Page 7 of 11.

                                    SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:    April 14, 1997                                 /s/Charles F. Trapp
                                                        Charles F. Trapp
                                                        Vice President, Finance

     Signed and page numbered in accordance with Rule 0-3(b). Page 8 of 11.

                                  EXHIBIT INDEX

                                                                  PAGE NUMBERED IN SEQUENTIAL
                                                                      NUMBERING SYSTEM AS
    EXHIBIT                                                         DESCRIBED IN RULE 0-3(b)
     INDEX                   DESCRIPTION OF INDEX                 WHERE EXHIBIT CAN BE FOUND
       1         Promissory  Note dated Spetember 20, 1996 in              Page 9.
                 the principal amount of $60,000.

     Signed and page numbered in accordance with Rule 0-3(b). Page 9 of 11.
                                                                       EXHIBIT 1

                          NON-RECOURSE PROMISSORY NOTE


$60,000.00                                     Date:    September 30, 1996
                                                        Mount Laurel, New Jersey


FOR VALUE RECEIVED, the undersigned (the "Maker") promises to pay to the order of AW Computer Systems, Inc., a New Jersey corporation, or its registered assigns (the "Holder"), the principal sum of Sixty Thousand Dollars ($60,000.00) together with interest thereon at the rate of six and one-tenths percent (6.1%) per annum. The rights, claims, duties and liabilities of the parties hereto are subject to and controlled by the following terms and conditions:

1.       Method and Place of Payment.

         Payments of principal, as well as interest pursuant to Paragraph 5 below, shall be made in lawful money of the United States of America at the principal place of business of the Holder as specified below, or at such other location as it may hereafter designate.

2.       Date of Principal Payment.

         The entire principal amount of the Note shall be payable in full on September 30, 1999.

3.       Prepayment.

         The Maker shall have the privilege and option, without penalty or forfeiture, to pay the entire principal amount of this Note or any part at any time to its due date.
4.       Security.

         To provide the Holder with better assurance that the debt evidenced by this Note will be timely satisfied, the Maker shall execute and deliver to the Holder the certificate or certificates evidencing the Class A Common Shares of the Holder purchased with the proceeds of the Note (the "Shares"). In the event of Maker's default under this Note, the Holder's sole recourse shall be to the Shares and the Holder shall not seek to obtain any deficiency through any money judgment against the Maker.

     Signed and page numbered in accordance with Rule 0-3(b). Page 10 of 11.

5.       Payment of Interest.

         Interest shall be due and payable on the unpaid principal outstanding from time to time at the aforesaid rate of interest on each anniversary of the term of this Note. In the event interest is not paid on the anniversary date, the interest will be added to the unpaid principal balance and be due and payable at maturity.

6.       Default; Acceleration of Obligation; Additional Interest.

         In the event of a failure by the Maker to fully satisfy the principal payment and any unpaid interest within ten days following its due date, the entire obligation of the Maker shall be in default, the unpaid principal and interest balances shall be immediately due and payable and interest on the principal balance shall thereafter accrue at the maximum annual rate allowable by law unless the shares held as security are returned at which point the note will be satisfied and returned, marked "Paid in Full".

7.       Collection.

         Should it become necessary to collect this note through an attorney, the Maker shall pay all costs incurred by or accruing to the Holder in making such collection, including a reasonable attorney's fee.

8.       Waiver.

         The Maker waives presentment for payment, notice of non-payment, protest and notice of protest, and any other notice which might otherwise be required in connection with the delivery, acceptance, performance, default or enforcement of the payment of this Note. The Holder shall not be deemed by any act or omission to have waived any right or remedy hereunder unless and only to the extent expressed in a written instrument dated subsequent to the date hereof and executed by the Holder, and any such waiver so expressed with respect to a particular event shall not be interpreted as having a continuing effect on or as a waiver of any right or remedy with respect to a particular event shall not be interpreted as having a continuing effect on or as a waiver of any right or remedy with respect to any subsequent event.
9.       Notices.

         All notices or other communications required or permitted to be given pursuant to this Note shall be in writing and shall be considered properly given or made if hand delivered, mailed from within the United States by certified or registered mail, or sent by prepaid telegram:

     Signed and page numbered in accordance with Rule 0-3(b). Page 11 of 11.

         a.       if to the Holder:

                  AW Computer Systems, Inc.
                  9000A Commerce Parkway
                  Mount Laurel, NJ  08054

         b.       if to the Maker:

                  Charles F. Trapp
                  1158 Staffler Road
                  Bridgewater, NJ  08807

         or to such other address as either party shall have furnished to the other. All notices, except of change of address, shall be deemed given when mailed and notices of change of address shall be deemed given when received.

10.      Entire Agreement.

         This Note and any other document expressly identified herein constitute the entire understanding of the parties with respect to the subject matter hereof, and no amendment, modification or alteration of the terms hereof shall be binding unless the same be in writing, dated subsequent to the date hereof and duly approved and executed by the Maker and Holder.

11.      Governing Law and Venue.

         The Maker acknowledges and agrees that irrespective of where executed, this Note shall be construed in accordance with the laws of the State of New Jersey, and venue for any legal action which may be brought hereunder shall be deemed to lie in any state court in the State of New Jersey.

IN WITNESS WHEREOF, the undersigned Maker has executed this Note as of the date first written above.

                                                         Charles F. Trapp, Maker





                                                          By:/s/Charles F. Trapp
                                                                Charles F. Trapp